Exhibit 99.1

IGI PROVIDES UPDATE ON COVID-19 PANDEMIC

Hamilton, BERMUDA, 31 March, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today provided an update on the potential impacts of the COVID-19 pandemic and resulting uncertainties.

As the worldwide impact of the COVID-19 pandemic continues to evolve at a rapid pace, IGI’s first priority remains the health, safety and well-being of all its people and their families, and maintaining its ability to effectively serve clients, policyholders, business partners, vendors, and other stakeholders.

The Company enacted business continuity plans in each of the jurisdictions where it operates - Amman, London, Dubai, Casablanca, Labuan, and Kuala Lumpur - and all IGI employees worldwide are working from home for reasons related to the COVID-19 pandemic, including as a result of government-ordered restrictions. The Company is fully operational with teams utilizing virtual meeting and collaboration tools to stay connected and responsive both internally and externally.

Due to the scope and speed at which this situation continues to change, the significant uncertainty and volatility in the financial and capital markets, and the constantly evolving actions by governments and companies to the developing situation, it is premature at this time for the Company to reasonably evaluate the potential effects and impacts of the COVID-19 pandemic on our business.

IGI’s capital position was strengthened by the recently completed business combination with Tiberius Acquisition Corporation on March 17, 2020, when IGI became a public company listed on the Nasdaq Capital Market. At the time of closing, approximately $41 million of equity capital was added to IGI’s balance sheet. The Company has significant cash on its balance sheet, a strong liquidity position, and solvency comfortably in excess of applicable regulatory requirements.

On March 23, 2020, the Company updated its Risk Factors to include a risk factor related to public health crises, illness, epidemics and pandemics, in particular the COVID-19 pandemic. This information can be found in the Company’s report on Form 20-F filed with the SEC on March 23, 2020 and available at www.sec.gov and on IGI’s website at www.iginsure.com in the Investor section.

The Company is continuing to monitor the market and economic uncertainty that has arisen as a result of the COVID-19 pandemic, and any potential impacts to IGI’s business. IGI will continue to provide updates on this evolving situation.

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About IGI:

IGI is a niche international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2002, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information and statements regarding the anticipated financial impact of the business combination with Tiberius Acquisition Corporation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the potential inability to recognize the anticipated benefits of the transaction with Tiberius, which may be affected by, among other things, competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (2) costs related to the transaction; (3) changes in applicable laws or regulations; (4) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (5) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq following the closing of the transaction; (6) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (7) the potential effects of the COVID-19 pandemic; and (8) other risks and uncertainties indicated from time to time in the Form F-4 and proxy statement relating to the transaction, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections and forward-looking statements issued by the parties are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Investor Contact:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 20 7220 4937
M: + 44 (0) 7384 514 785
Email: Robin.Sidders@iginsure.com